

10029623

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

✳ A&
3/6

| ANNUAL AUDITED REPORT
FORM X-17A-5
PART III | FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder | SEC FILE NO.
8- 00 422 |

REPORT FOR THE PERIOD

BEGINNING   01/01/09   AND ENDING   12/31/09

                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Credit Suisse Securities (USA) LLC and Subsidiaries

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

11 Madison Avenue

(No. and Street)

New York   New York   10010-3629

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul O'Keefe

                                      (212) 538-3501

                                    (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

345 Park Avenue   New York   New York   10154

(ADDRESS) Number and Street   City   State   Zip Code

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 3 2010
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

FOR OFFICIAL USE ONLY



A&
3/19

STATE OF NEW YORK   )
COUNTY OF NEW YORK)   SS:

I, Paul O'Keefe, being duly authorized and sworn, affirm that I am an officer of Credit Suisse Securities (USA) LLC, and, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules of the Company for the year ended December 31, 2009 are true and correct. I further affirm that neither the Company nor any director or principal officer has any proprietary interest in any account classified solely as that of a customer.

Paul O'Keefe
Chief Financial Officer

Subscribed and sworn to before me
This 26th day of February, 2010.

Notary Public



Credit Suisse Securities (USA) LLC and Subsidiaries
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)

Consolidated Statement of Financial Condition
As of December 31, 2009
And Independent Auditors' Report
And Supplemental Report
On Internal Control

PUBLIC DOCUMENT

(Pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

Member of
Credit Suisse Securities (USA) LLC and Subsidiaries:

We have audited the accompanying consolidated statement of financial condition of Credit Suisse Securities (USA) LLC and Subsidiaries (the Company), a wholly owned subsidiary of Credit Suisse (USA), Inc. as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Credit Suisse Securities (USA) LLC and Subsidiaries as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.



February 26, 2010

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)

Consolidated Statement of Financial Condition
December 31, 2009
(In millions)

ASSETS

Cash and cash equivalents	$	608
Collateralized short-term financings:		
Securities purchased under agreements to resell		48,468
Securities borrowed		88,887
Receivables:		
Customers		8,022
Brokers, dealers and others		8,491
Financial instruments owned (of which $57,369 was encumbered):		
U.S. government and agencies		53,327
Corporate debt		16,943
Equities		60,302
Derivatives contracts		3,057
Commercial paper		269
Other		1,026
Net deferred tax asset		311
Office facilities at cost (net of accumulated depreciation and amortization of $646)		667
Goodwill		519
Loans receivable from parent and affiliates		812
Other assets and deferred amounts (includes encumbered assets of $73)		679
Total assets	$	292,388

See accompanying notes to consolidated statement of financial condition.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)

Consolidated Statement of Financial Condition
December 31, 2009
(In millions)

LIABILITIES AND MEMBER'S EQUITY

Short-term borrowings	$	19,706
Collateralized short-term financings:		
Securities sold under agreements to repurchase		112,800
Securities loaned		30,646
Payables:		
Customers		30,031
Brokers, dealers and others		10,193
Financial instruments sold not yet purchased:		
U.S. government and agencies		11,641
Corporate debt		2,167
Equities		3,535
Derivatives contracts		3,089
Obligation to return securities received as collateral		41,203
Accounts payable and accrued expenses		3,416
Other liabilities		2,957
Subordinated and other long-term borrowings		9,308
Total liabilities		280,692
Member's Equity:		
Member's contributions		10,094
Accumulated earnings		1,801
Accumulated other comprehensive loss		(199)
Total member's equity		11,696
Total liabilities and member's equity	$	292,388

See accompanying notes to consolidated statement of financial condition.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition
December 31, 2009

1. Organization and Description of Business

Credit Suisse Securities (USA) LLC and Subsidiaries (the "Company") is a wholly owned subsidiary of Credit Suisse (USA), Inc. (the "Parent Company" or "CS USA") and an indirect wholly owned subsidiary of Credit Suisse Holdings (USA), Inc. ("CS Holdings"), whose ultimate parent is Credit Suisse Group AG ("CSG").

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiary, Special Situations Holdings, Inc. – Westbridge, as well as, all Variable Interest Entities ("VIEs") that were consolidated. See Note 6 for more information regarding the Company's consolidation of VIEs.

The Company, as a U.S. registered broker-dealer, provides a variety of capital raising, market making, advisory and brokerage services for its government, financial institution, high-net-worth individuals and corporate clients and affiliates. It is also a primary dealer in U.S. government securities and an underwriter, placement agent and dealer for money market instruments, commercial paper, mortgage and other asset-backed securities, as well as a range of debt, equity and other convertible securities of corporations and other issuers. The Company also executes trading strategies for its own account using debt, equity and related derivatives instruments.

2. Summary of Significant Accounting Policies

Basis of financial information. To prepare the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America, management must make estimates and assumptions. The reported amounts of assets and liabilities are affected by these estimates and assumptions, the most significant of which are discussed in the notes to the consolidated statement of financial condition. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially from these estimates. All material intercompany balances and transactions have been eliminated.

Cash and cash equivalents. Cash and cash equivalents include all demand deposits held in banks and certain highly liquid investments with original maturities of 90 days or less, other than those held for sale in the ordinary course of business.

Collateralized short-term financings. The Company enters into transactions involving securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("resale agreements") and securities borrowed and securities loaned transactions as part of the Company's matched-book activities to accommodate clients, finance the Company's trading inventory, obtain securities for settlement.

Certain repurchase agreements and resale agreements that primarily represent matched-book activities are carried at fair value. The remaining repurchase agreements and resale agreements are carried at contract amounts that reflect the amounts at which the securities will be subsequently repurchased or resold. Interest on repurchase and resale agreements is accrued and is included in the consolidated statement of financial condition in receivables from and payables to brokers, dealers and others. The Company takes possession of the securities purchased under resale agreements and obtains additional collateral when the market value falls below the contract value. The Company nets certain repurchase agreements and resale agreements with the same counterparty in the consolidated statement of financial condition provided a master netting agreement is in place.

Securities borrowed and securities loaned transactions that represent matched-book activities are carried at fair value. The remaining securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received. For securities borrowed, the Company deposits cash, letters of credit or other collateral with the lender. For securities loaned, the Company receives cash or other collateral from the borrower

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2009

2. Summary of Significant Accounting Policies (Continued)

generally in excess of the market value of securities loaned. Interest on such transactions is accrued and is included in the consolidated statement of financial condition in receivables from and payables to brokers, dealers and others. The Company monitors the market value of securities borrowed and loaned daily and obtains or refunds collateral as necessary.

Receivables from customers/Payables to customers. Receivables from and payables to customers include amounts due on regular way securities transactions, margin transactions and commodities futures. Securities owned by customers, including those that collateralize margin or similar transactions are not reflected in the consolidated statement of financial condition.

Receivables from brokers, dealers and others/Payables to brokers, dealers and others. Receivables from brokers, dealers and others include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver"), omnibus receivables, receivables from clearing organizations, other non-customer receivables, margin deposits, accrued dividends and interest and amounts related to futures contracts. Payables to brokers, dealers and others include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"), payables to clearing organizations, amounts related to futures contracts transacted on behalf of customers, other non-customer payables, and accrued dividends and interest. In addition, the net receivable or payable arising from unsettled regular-way trades is included in receivables from brokers, dealers and others or payables to brokers, dealers and others.

Fair value of financial instruments. Substantially all of the Company's financial instruments are carried at fair value. See Note 3 for more information.

Securitization. The Company securitizes residential and commercial mortgage-backed securities, agency mortgage-backed securities and asset-backed securities. The Company accounts for the transfers of financial assets in accordance with US Generally Accepted Accounting Principles ("US GAAP"). The Company records a securitization as a sale when the accounting criteria for a sale are met. The Company may retain interests in these securitized assets in connection with its underwriting and market-making activities. Retained interests in securitized financial assets are included at fair value in financial instruments owned in the consolidated statement of financial condition. The fair values of retained interests are determined using either prices of comparable securities observed in the market or the present value of estimated future cash flows valuation techniques that incorporate assumptions that market participants customarily use in their estimates of values including prepayment speeds, credit losses and discount rates. See Note 6 for more information.

Derivatives contracts. All derivatives contracts are carried at fair value. The fair value amounts associated with derivative instruments are reported net by counterparty across products, provided a legally enforceable master netting agreement exists and such provisions are stated in the master netting agreement. The fair value amounts recognized for derivative instruments as well as the fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral, are reported net.

Office facilities. Office facilities are carried at cost and are depreciated on a straight-line basis over their estimated useful life of three to seven years. Leasehold improvements are amortized over the lesser of the useful life of the improvement or term of the lease.

Goodwill and identifiable intangible assets. Goodwill represents the amount by which the purchase price exceeds the fair value of the net tangible and intangible assets of an acquired company on the date of acquisition.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2009

2. Summary of Significant Accounting Policies (Continued)

Goodwill and indefinite-lived intangible assets are reviewed annually for impairment. Based on the results of the Company's year end annual review it was determined that goodwill was not impaired. Intangible assets that do not have indefinite lives, principally customer lists, are amortized over their useful lives and reviewed for impairment. Intangible assets are included in other assets and deferred amounts in the consolidated statement of financial condition. See Note 8 for more information.

Consolidation of VIEs. The Company consolidates VIEs for which it is the primary beneficiary, defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. See Note 6 for more information.

Deferred taxes. The Company is included in the consolidated federal income tax return and certain state and local income tax returns filed by CS Holdings and CS USA. CS Holdings allocates federal income taxes to its subsidiaries on a separate return basis and any state and local income taxes on a pro rata basis, pursuant to a tax sharing arrangement.

The Company uses the asset and liability method in providing for income taxes which requires that deferred income taxes be recorded and adjusted for the future tax consequences of events that have been recognized in the consolidated statement of financial condition or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. The state and local deferred tax asset represents the net deferred tax asset in the consolidated statement of financial condition. The federal deferred tax asset calculated each year is settled through the intercompany accounts at the balance sheet date and was included in other liabilities in the consolidated statement of financial condition. See Note 16 for more information.

In July 2006, the Financial Accounting Standards Board ("FASB") issued guidance addressing the accounting for uncertainty in income tax positions by prescribing a consistent recognition threshold and measurement attribute for income tax positions taken or expected to be taken in an income tax return. The FASB also provided guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company uses a two step approach in recognizing and measuring its uncertain tax benefits whereby it is first determined if the tax position is more likely than not to be sustained under examination. If the tax position meets the more likely than not threshold, the position is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. For more information on the Company's accounting for uncertainty in income taxes, see Note 16.

FASB establishes Accounting Standards Codification

In June 2009, the FASB established the FASB Accounting Standards Codification ("Codification" or "ASC") as the single authoritative source of US GAAP. The Codification became effective July 1, 2009 and supersedes all existing non-Securities and Exchange Commission ("SEC") accounting and reporting standards. Under the Codification, the FASB will not issue new accounting standards in the form of FASB Standards, FASB Staff Positions or Emerging Issues Task Force Abstracts. The FASB will instead issue Accounting Standards Updates ("ASUs") which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on changes to the Codification. The Codification is not intended to change US GAAP, but it changes the manner in which authoritative accounting guidance is organized, presented and referenced. This consolidated statement of financial condition includes references only to the Codification topics.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2009

2. Summary of Significant Accounting Policies (Continued)

Recently Adopted Accounting Standards

ASC Topic 715 – Compensation – Retirement Benefits

In December 2008, the FASB expanded the disclosure requirements regarding the plan assets of a defined benefit pension or other postretirement plan. The additional disclosures required by the update for each annual period include: (i) how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies; (ii) the major categories of plan assets; (iii) the inputs and valuation techniques used to measure the fair value of plan assets; (iv) the effect of fair value measurements using significant unobservable inputs (level 3) on changes in plan assets for the period; and (v) significant concentrations of risk within plan assets.

The disclosure requirements of the guidance are required for fiscal years ending after December 15, 2009. The guidance mandates additional disclosures and, as such, did not have an impact on the Company's consolidated statement of financial condition.

ASC Topic 805 – Business Combinations

In April 2009, the FASB issued guidance to address application issues raised by preparers, auditors and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination.

The guidance was effective for assets and liabilities arising from contingencies in business combinations from January 1, 2009. The adoption of the guidance did not have an impact on the Company's consolidated statement of financial condition.

ASC Topic 810 – Consolidation

In January 2010, the FASB issued ASU 2010-02, "Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification" ("ASU 2010-02"). ASU 2010-02 provides amendments to ASU Subtopic 810-10, "Consolidation-Overall" ("ASU 810-10"), to clarify the scope of the decrease in ownership provisions. The amendment also clarifies the transactions to which the decrease in ownership guidance in ASU 810-10 does not apply to. ASU 2010-02 also expands the disclosure about the deconsolidation of a subsidiary or derecognition of a group of assets within ASU 810-10.

The Company adopted the provisions of ASU 2010-02 retrospectively to January 1, 2009. The adoption of the guidance did not have an impact on the Company's consolidated statement of financial condition.

In December 2007, the FASB issued guidance to establish accounting and reporting standards for a noncontrolling interest in a subsidiary and for deconsolidation of a subsidiary. The guidance requires the recognition of a noncontrolling interest as equity in the consolidated statement of financial condition, separate from the parent's equity. The guidance clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. The guidance has additional disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. The Company adopted the presentation and transaction guidance of the ASU as of January 1, 2009.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2009

2. Summary of Significant Accounting Policies (Continued)

ASC Topic 815 – Derivatives and Hedging

In March 2008, the FASB amended and expanded the disclosure requirements for derivative instruments and hedging activities with the intent to provide users of the consolidated statement of financial condition with an enhanced understanding of: i) how and why an entity uses derivative instruments; ii) how derivative instruments and related hedged items are accounted for under the Codification; and iii) how derivative instruments and related hedged items affect an entity's consolidated statement of financial condition.

The ASU requires qualitative disclosures about objectives and strategies for using derivatives and credit-risk-related contingent features in derivative agreements. The ASU mandates additional disclosures and, as such, did not impact the Company's consolidated statement of financial condition. The Company adopted the ASU as of January 1, 2009. See Note 7 for more information.

ASC Topic 820 – Fair Value Measurements and Disclosures

In August 2009, the FASB issued ASU 2009-05, "Measuring Liabilities at Fair Value" ("ASU 2009-05"), an update to ASC 820, "Fair Value Measurements and Disclosures" ("ASC 820"). ASU 2009-05 provides clarification on how a liability is to be measured when a quoted price in an active market for an identical liability is not available. In addition, ASU 2009-05 provides clarification that a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of a liability.

ASU 2009-05 is effective for the first reporting period beginning after issuance, however early application is permitted. The adoption of ASU 2009-05 on December 31, 2009 did not have a material impact on the Company's consolidated statement of financial condition.

In April 2009, the FASB provided additional guidance regarding the determination of fair value when the volume and level of activity for an asset or liability have significantly decreased and for identifying transactions that are not orderly. The ASU has additional disclosure requirements.

The guidance was effective prospectively for interim and annual reporting periods ending after June 15, 2009. The adoption of the guidance did not have a material impact on the Company's consolidated statement of financial condition.

ASC Topic 855 – Subsequent Events

In May 2009, the FASB updated accounting guidance regarding subsequent events. The update provides additional guidance on: (i) the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the consolidated statement of financial condition; (ii) the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its consolidated statement of financial condition; and (iii) the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date.

The guidance was effective prospectively for interim and annual reporting periods ending after June 15, 2009. The adoption of the guidance did not have an impact on the Company's consolidated statement of financial condition.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2009

2. Summary of Significant Accounting Policies (Continued)

ASC Topic 860 – Transfers and Servicing

In February 2008, the FASB issued guidance regarding a repurchase financing, which is a repurchase agreement that relates to a previously transferred financial asset between the same counterparties that is entered into contemporaneously with, or in contemplation of, the initial transfer. The guidance mandates that a transferor and transferee shall not separately account for a transfer of a financial asset and a related repurchase financing unless the two transactions have a valid and distinct business or economic purpose for being entered into separately and the repurchase financing does not result in the initial transferor regaining control over the financial asset. The guidance establishes a presumption that an initial transfer and a repurchase financing are linked unless certain criteria are met. If the criteria are not met, the initial transfer is not accounted for as a sale by the transferor and the repurchase financing is accounted for as a forward contract.

The Company applied the guidance to all prospective transactions as of January 1, 2009. The adoption of the guidance did not have a material impact on the Company's consolidated statement of financial condition.

Standards to be Adopted in Future Periods

ASC Topic 860 – Transfer and Servicing

In December 2009, the FASB issued ASU 2009-16, "Accounting for Transfers of Financial Assets" ("ASU 2009-16"). ASU 2009-16 was issued to update the Codification for the June 2009 Statement of Financial Accounting Standards ("SFAS") No. 166, "Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140", which previously had not been incorporated into the Codification. ASU 2009-16 requires additional disclosures about the transfer of financial assets, including securitization transactions, and continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a qualifying special-purpose entity. ASU 2009-16 also changes the requirements for derecognizing financial assets.

ASU 2009-16 is effective for annual periods that begin after November 15, 2009 (January 1, 2010 for the Company) and for interim and annual reporting periods thereafter. As this standard applies to prospective transactions entered into after the effective date and generally relates to whether transactions will be recognized as sales or secured financings for accounting purposes but will not change the economics of the underlying transactions, the Company does not believe that its consolidated statement of financial condition will be materially impacted by the adoption of ASU 2009-16.

ASC Topic 810 – Consolidation

In December 2009, the FASB issued ASU 2009-17, "Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities", ("ASU 2009-17"). ASU 2009-17 was issued to update the Codification for the June 2009 issued standard SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)". ASU 2009-17 changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights), referred to as a VIE, should be consolidated. Under this standard, the determination of whether a reporting entity is required to consolidate a VIE is based on, among other things, the VIE's purpose and design and the reporting entity's ability to direct the activities of the VIE that most significantly impact the VIE's economic performance.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2009

2. Summary of Significant Accounting Policies (Continued)

ASU 2009-17 is effective for annual reporting periods that begin after November 15, 2009 (January 1, 2010 for the Company) and for interim and annual reporting periods thereafter.

ASC Topic 820 – Fair Value Measurements and Disclosures

In January 2010, the FASB issued ASU 2010-06, "Improving Disclosures about Fair Value Measurements" ("ASU 2010-06"), an update to ASC 820. ASU 2010-06 requires both new and clarifies existing fair value measurement disclosures. The clarifications required by ASU 2010-06 include the level of disaggregation in the fair value hierarchy and assets and liabilities by class of financial instrument. The reporting entity should expand its disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements included in levels 2 and 3 of the fair value hierarchy.

The new disclosures and clarifications are effective for interim and annual periods beginning after December 15, 2009, which are effective for fiscal years beginning after December 15, 2010. ASU 2010-06 is an update only for disclosures and as such will not impact the Company's consolidated statement of financial condition.

3. Fair Value of Assets and Liabilities

The fair value of the majority of the Company's assets and liabilities is based on quoted prices in active markets or observable inputs. These instruments include U.S. government and agency securities, commercial paper, most investment-grade corporate debt, most high-yield debt securities, exchange traded and certain over-the-counter ("OTC") derivative instruments, certain mortgage-backed and asset-backed securities and listed equity securities.

In addition, the Company holds financial instruments for which no prices are available, and which have little or no observable inputs. For these instruments the determination of fair value requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These instruments include certain investment-grade corporate debt securities, certain high-yield debt securities, distressed debt securities, most collateralized debt obligations ("CDOs"), certain repurchase agreements and resale agreements that primarily represent matched-book activities, certain OTC derivatives and most mortgage-backed and asset-backed securities. Valuation techniques for certain of these instruments are described more fully below.

Deterioration of the financial markets could significantly impact the fair value of these financial instruments and the Company's consolidated statement of financial condition.

The fair value of financial assets and liabilities is impacted by factors such as benchmark interest rates, prices of financial instruments issued by third parties and index prices or rates. In addition, valuation adjustments are an integral part of the valuation process when market prices are not indicative of the credit quality of a counterparty, and are applied to debt instruments. The impact of changes in a counterparty's credit spreads (known as credit valuation adjustments) is considered when measuring the fair value of assets and the impact of changes in the Company's own credit spreads (known as debit valuation adjustments) is considered when measuring the fair

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2009

3. Fair Value of Assets and Liabilities (Continued)

value of its liabilities. The adjustments also take into account contractual factors designed to reduce the Company's credit exposure to a counterparty, such as collateral held and master netting agreements.

In April 2009, the FASB expanded the disclosure requirements for the Company's reporting of assets and liabilities measured at fair value on all levels for December 31, 2009.

Fair Value Hierarchy

The levels of the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly; (c) inputs other than quoted prices that are observable for the asset or liability or (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Company's own data. The Company's own data used to develop unobservable inputs are adjusted if information indicates that market participants would use different assumptions.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2009

3. Fair Value of Assets and Liabilities (Continued)

Quantitative Disclosures of Fair Values

The following is a tabular presentation of fair value of assets and liabilities for instruments measured at fair value on a recurring basis. In the table below residential mortgage backed securities ("RMBS") is primarily comprised of agency RMBS, which are included in US government and agencies on the consolidated statement of financial condition. The remaining RMBS as well as corporates, commercial mortgage backed securities and other collateralized debt obligations are included in Corporate debt on the consolidated statement of financial condition. Foreign government instruments are included in Other financial instruments owned on the consolidated statement of financial condition.

Fair value of assets and liabilities

December 31, 2009	Quoted prices in active markets for identical assets or liabilities (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)	Total at fair value
Assets		(In millions)		
Resale agreements and securities borrowed transactions	$ —	$ 75,597	$ 1,469	$ 77,066
Cash instruments:				
Commercial mortgage-backed securities	—	1,084	502	1,586
Corporates	3,795	5,943	192	9,930
Foreign government	892	—	—	892
Other collateralized debt obligations	—	1,555	895	2,450
Residential mortgage-backed securities	26,727	6,718	2,607	36,052
US government and agencies	20,000	655	—	20,655
Total debt	51,414	15,955	4,196	71,565
Accommodation and food services	264	16	—	280
Agriculture, forestry, fishing and hunting	267	29	—	296
Arts, entertainment, and recreation	355	—	2	357
Construction	448	26	—	474
Finance and insurance	16,120	168	16	16,304
Health care and social assistance	1,917	7	—	1,924
Information	4,720	61	—	4,781
Management of companies and enterprises	198	—	90	288
Manufacturing	17,272	400	—	17,672
Mining, quarrying, and oil and gas extraction	5,694	118	2	5,814
Other services (except public administration)	620	22	—	642
Professional, scientific, and technical services	3,551	44	—	3,595
Public administration	90	1	1	92

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2009

3. Fair Value of Assets and Liabilities (Continued)

December 31, 2009	Quoted prices in active markets for identical assets or liabilities (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)	Total at fair value
Assets (Continued)		(In millions)		
Real estate and rental and leasing	$ 849	$ 20	$ 7	$ 876
Retail trade	2,720	13	1	2,734
Transportation and warehousing	1,925	20	—	1,945
Utilities	1,829	11	4	1,844
Wholesale trade	281	—	—	281
Other equity instruments	103	—	—	103
Total equity	59,223	956	123	60,302
Total cash instruments	110,637	16,911	4,319	131,867
Derivatives contracts	2,946	105	6	3,057
Total assets at fair value	$ 113,583	$ 92,613	$ 5,794	$ 211,990
Liabilities				
Repurchase agreements and securities loaned transactions	$ —	$ 78,326	$ 200	$ 78,526
Obligation to return securities received as collateral	41,203	—	—	41,203
Cash instruments:				
Commercial mortgage-backed securities	—	10	—	10
Corporates	—	2,156	1	2,157
US government and agencies	11,641	—	—	11,641
Total debt	11,641	2,166	1	13,808
Finance and insurance	580	14	—	594
Health care and social assistance	62	—	—	62
Information	128	4	—	132
Management of companies and enterprises	54	—	—	54
Manufacturing	1,135	7	—	1,142
Mining	443	1	—	444
Other services (except public administration)	55	—	—	55
Professional, scientific, and technical services	188	—	—	188
Real estate and rental and leasing	368	—	—	368
Retail trade	286	—	—	286

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2009

3. Fair Value of Assets and Liabilities (Continued)

December 31, 2009	Quoted prices in active markets for identical assets or liabilities (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)	Total at fair value
Liabilities (Continued)		(In millions)		
Utilities	$ 58	$ —	$ —	$ 58
Other equity instruments	152	—	—	152
Total equity	3,509	26	—	3,535
Total cash instruments	15,150	2,192	1	17,343
Derivatives contracts	2,765	149	179	3,093
Netting[1]				(4)
Total derivatives	2,765	149	179	3,089
Subordinated and other long-term borrowings	—	—	1,108	1,108
Other liabilities	—	23	537	560
Total liabilities at fair value	$ 59,118	$ 80,690	$ 2,025	$ 141,829

(1) Derivative contracts are reported on a gross basis by level. The impact of netting represents an adjustment related to cash collateral netting.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2009

3. Fair Value of Assets and Liabilities (Continued)

Qualitative Disclosures of Valuation Techniques

Assets and liabilities

Cash instruments

The Company's cash instruments consist of interest-bearing securities and equity securities. Interest-bearing securities include debt securities, residential and commercial mortgage-backed and other asset-backed securities and CDOs. Equity securities include common equity shares, preferred equity shares and convertible bonds.

For debt securities for which market prices are not available, valuations are based on yields reflecting the perceived risk of the issuer and the maturity of the security, recent disposals in the market or other modeling techniques, which may involve judgment.

If available, values of residential mortgage-backed securities and other asset-backed securities are determined through quoted prices. If no quoted prices are available the price is based on the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Values of residential mortgage-backed securities and other asset-backed securities for which there are no significant observable inputs are valued using valuation models incorporating prepayment scenarios and Monte Carlo simulations.

Collateralized debt, bond and loan obligations are split into various structured tranches, and each tranche is valued based upon its individual rating and the underlying collateral supporting the structure. Values are derived by using valuation models based on either prices of comparable securities observed in the market or discounted cash flows.

The majority of the Company's positions in equity securities are traded on public stock exchanges, for which quoted prices are readily and regularly available. Fair values of preferred shares are determined by their yield and the subordination relative to the issuer's other credit obligations. Convertible bonds are generally valued using observable pricing sources. For a small number of convertible bonds no observable prices are available and valuation is determined using models, for which the key inputs include stock price, dividend rates, credit spreads, prepayment rates and equity market volatility.

Derivatives contracts

Positions in derivatives include both OTC and exchange-traded derivatives. The fair values of exchange-traded derivatives are typically derived from the observable exchange prices and/or observable inputs. Fair values for OTC derivatives are determined on the basis of internally developed proprietary models using various inputs. The inputs include those characteristics of the derivative that have a bearing on the economics of the instrument.

The determination of the fair value of many derivatives involves only a limited degree of subjectivity because the required inputs are observable in the marketplace. Other, more complex derivatives, use unobservable inputs. Specific unobservable inputs include long-dated volatility assumptions on OTC option transactions and recovery rate assumptions for credit derivative transactions. Uncertainty of pricing inputs and liquidity are also considered as part of the valuation process.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2009

3. Fair Value of Assets and Liabilities (Continued)

For further information on the fair value of derivatives as of December 31, 2009 see Note 7.

Other Liabilities

Included in other liabilities are Partner Asset Facility Units ("PAFs") and other deferred compensation plans which are measured at fair value. The value of the PAFs liabilities are based on the contractual terms, as well as, the performance of a pool of financial instruments held by the Company and its affiliates, with substantially all assets held by affiliates.

Fair Value Option

The Company elected fair value for certain of its consolidated statement of financial condition as follows:

Repurchase agreement and resale agreement transactions and securities borrowed and securities loaned: The Company has elected to account for certain repurchase and resale agreements and securities borrowed and securities loaned transactions at fair value. These activities are managed on a fair value basis, thus fair value accounting for these instruments is deemed more appropriate for reporting purposes. Most repurchase agreement and resale agreement transactions and securities borrowed and securities loaned are priced based on observable inputs and quoted prices. However certain repurchase agreement and resale agreement transactions require subjective assessment and varying degrees of judgment based on management's own assumptions, primarily interest rates.

Subordinated and other long-term borrowings: Long-term borrowings include long-term borrowings of CDOs and other VIEs that were consolidated. The Company did not elect the fair value option for such borrowings existing as of January 1, 2007 due to the operational effort to change accounting for existing items reflected in the Company's consolidated statement of financial condition. The Company did elect fair value option for these types of transactions entered into after January 1, 2007. The fair value of long-term borrowings of consolidated CDOs and other VIEs is determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available.

Other assets and liabilities: Other assets and liabilities include forward agreements to enter into resale and repurchase agreements. These resale agreement and repurchase agreement transactions require subjective assessment and varying degrees of judgment based on management's own assumptions, primarily interest rates. These activities are managed on a fair value basis, thus fair value accounting for these instruments is deemed more appropriate for reporting purposes.

Difference between the fair value and the aggregate unpaid principal balances

December 31, 2009 Financial instruments	Of which at fair value	Aggregate unpaid principal	Difference between aggregate fair value and unpaid principal
		(In millions)	
Resale agreements and securities-borrowed transactions	$ 77,066	$ 76,506	$ 560
Repurchase agreements and securities-lending transactions	78,526	78,527	1
Subordinated and other long-term borrowings	1,108	2,078	970

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2009

4. Related Party Transactions

The Company relies on other CSG entities for financing. In the ordinary course of business, the Company enters into significant financing and operating transactions with affiliated companies and believes that these transactions are generally on market terms that could be obtained from unrelated third parties.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2009:

ASSETS	(In millions)
Securities purchased under agreements to resell	$ 7,456
Securities borrowed	12,186
Receivables from brokers, dealers and others	3,280
Corporate debt	178
Derivatives contracts	16
Net deferred tax asset	311
Loans receivable from parent and affiliates	812
Taxes receivable (included in Other assets)	96
Total assets	$ 24,335

LIABILITIES	
Short-term borrowings	$ 19,568
Securities sold under agreements to repurchase	7,228
Securities loaned	27,350
Payables to customers	974
Payables to brokers, dealers and others	6,566
Corporate debt	33
Derivatives contracts	192
Obligation to return securities received as collateral	41,203
Taxes payable (included in Other liabilities)	1,024
Intercompany payables (included in Other liabilities)	1,255
Subordinated borrowings	8,200
Total liabilities	$ 113,593

Certain of the Company's directors, officers and employees and those of the Company's affiliates maintain margin accounts with the Company in the ordinary course of business. The Company from time to time and in the ordinary course of business, enters into, as principal, transactions involving the purchase or sale of securities from or to such directors, officers and employees and members of their immediate families.

The Share Plan provides for the grant of equity-based awards to Company employees based on CSG shares pursuant to which employees of the Company may be granted shares or other equity-based awards for services performed. CS Holdings purchases shares directly and indirectly from CSG to satisfy these awards, but CS Holdings does not require reimbursement from the Company; therefore, amounts associated with these awards are considered a capital contribution to the Company and credited to paid-in-capital.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2009

4. Related Party Transactions (Continued)

In connection with its derivatives activities, the Company enters into OTC derivatives contracts with related parties that contingently require the Company, as guarantor, to make payments based on changes in an underlying financial instrument. See Note 11 for more information.

The Company is included in the consolidated federal income tax return and combined state and local income tax returns filed by CS Holdings and CS USA. See Note 16 for more information.

As part of the normal capital management process, the Company concluded that there was sufficient excess regulatory capital and repaid a total of $3.5 billion to the Parent Company. The $3.5 billion payment consisted of a $1.5 billion equity dividend and a $2.0 billion payment of an outstanding subordinated debt agreement with the Parent Company.

5. Receivables from/Payables to Brokers, Dealers and Others

Amounts receivable from and payable to brokers, dealers and others as of December 31, 2009 consist of the following:

	Receivables	Payables
	(In millions)	
Unsettled regular way securities trades	$ —	$ 1,247
Fails to deliver/fails to receive	4,425	7,786
Omnibus receivables/payables	1,675	—
Receivables from/payables to clearing organizations	1,410	96
Accrued dividends and interest	588	254
Other non-customer receivables/payables	36	679
Other	357	131
Total	$ 8,491	$ 10,193

The Company clears certain of its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. The amounts receivable from/payable to clearing organizations primarily relate to unsettled trades and deposits from customers held at clearing organizations and are collateralized by securities owned by the Company. See Note 6 for more information.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2009

6. Transfers of Financial Assets

As part of the Company's financing and securities settlement activities, the Company uses securities as collateral to support various secured financing sources. If the counterparty does not meet its contractual obligation to return securities used as collateral, the Company may be exposed to the risk of reacquiring the securities at prevailing market prices to satisfy its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged each day and by requiring collateral levels to be adjusted in the event of excess market exposure.

The following table sets forth the assets pledged by the Company and the collateral received by the Company as of December 31, 2009:

	December 31, 2009
	(In billions)
Fair value of the financial instruments pledged and assigned as collateral by the Company......	$ 100.8
of which was encumbered...	57.4
Fair value of the collateral received by the Company with the right to sell or repledge	209.9
of which was sold or repledged	99.6

Securitization Activities

In the normal course of business, the Company enters into transactions with, and makes use of, special purpose entities ("SPEs"). An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it. The principal uses of SPEs are to obtain liquidity by transferring certain of the Company's financial assets and to create investment products for clients. SPEs typically qualify either as qualified special purpose entities ("QSPEs") or VIEs. These SPEs have significant limitations on the types of assets and derivative instruments they may own and the types and extent of activities and decision-making in which they may engage. At each balance sheet date, QSPEs and VIEs are reviewed for events that may trigger reassessment of the entities' classification.

The majority of the Company's securitization activities involve mortgage-related securities and are predominantly transacted using QSPEs. In order to qualify as a QSPE, the permitted activities of the entity must be limited to passively holding financial assets and distributing cash flows to investors based on pre-set terms. QSPEs may not actively manage their assets through discretionary sales and are generally limited to making decisions inherent in servicing activities and issuance of liabilities. Entities that qualify as QSPEs are not consolidated at inception.

The Company securitizes commercial and residential mortgage-backed securities including, agency mortgage-backed securities and asset-backed securities by selling these mortgage securities to QSPEs. These QSPEs issue RMBS and asset-backed securities ("ABS"), that are collateralized by the assets transferred to the QSPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities typically have recourse to the assets in the QSPEs. The investors and the QSPEs have no recourse to the Company's assets. The Company is an underwriter of, and makes a market in, these securities.

In 2009, re-securitizations comprised a significant portion of the Company's deal volume within its RMBS securitization business. In these transactions, certificates from existing RMBS securitizations (private label and/or third party deals) are pooled and transferred into separate securitization trusts, which then issue new certificates. Re-securitizations are carried out to meet specific investor needs.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2009

6. Transfers of Financial Assets (Continued)

Securitization transactions are assessed for appropriate accounting treatment of the assets transferred by the Company. The Company's and its clients' investing or financing needs determine the structure of each transaction, which in turn determines whether sale accounting and subsequent derecognition of the transferred assets applies. Certain transactions may be structured to include derivatives or other provisions that prevent sale accounting.

Continuing involvement in transferred financial assets

The Company may have continuing involvement in the financial assets that are transferred to a special purpose entity ("SPE"), regardless of whether the transfer was accounted for as a sale or a secured borrowing, which may take several forms, including, but not limited to recourse and guarantee arrangements and beneficial interests (i.e., rights to receive all or portions of specified cash inflows received by an SPE, including, but not limited to, senior and subordinated shares of interest, principal, or other cash inflows to be "passed through" or "paid-through" and residual interests, whether in the form of debt or equity) as recorded on the Company's consolidated statement of financial condition. The carrying value and maximum exposure as of December 31, 2009 resulting from agreements to provide support to SPE's is included in the section titled 'Carrying amount of non-consolidated VIE assets and liabilities where the Company is not considered the primary beneficiary'.

The Company's exposure resulting from continuing involvement in transferred financial assets is generally limited to its beneficial interests, typically held by the Company in the form of instruments issued by the respective SPEs that are senior, subordinated or residual tranches. These instruments are held by the Company in connection with underwriting or market-making activities and are included in financial instruments owned in the consolidated statement of financial condition.

Investors usually have recourse to the assets in the SPE and often benefit from other credit enhancements. The SPE may also enter into a derivative contract in order to convert the yield of the underlying assets to match the needs of the SPE investors, or to limit or change the credit risk of the SPE.

Amounts of exposure resulting from continuing involvement

As of December 31, 2009, for RMBS, the total principal amount outstanding of assets held by QSPE's and VIE's to which the Company transferred assets and has continuing involvement with was $53.2 billion, of which $46.4 billion was transferred by the Company. The difference between the principal amount outstanding and the total assets transferred by the Company represents collateral contributed to the QSPEs or VIEs by third parties. As of December 31, 2009, the Company's continuing involvement was primarily with QSPEs.

The fair values of the assets or liabilities that result from any continuing involvement are determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Company may utilize to economically hedge the inherent risks.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2009

6. Transfers of Financial Assets (Continued)

Sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs

	As of December 31, 2009
	RMBS
	(Dollars in millions)
Fair value of assets and liabilities	$ 1,654
of which non-investment grade	$ 321
Weighted-average life, in years	4.9
Prepayment speed assumption (rate per annum), in %	0.1% - 32.4%
Impact on fair value from 10% adverse change	$ (29)
Impact on fair value from 20% adverse change	$ (61)
Cash flow discount rate (rate per annum), in %	2.3% - 52.8%
Impact on fair value from 10% adverse change	$ (43)
Impact on fair value from 20% adverse change	$ (80)
Expected credit losses (rate per annum), in %	0.0% - 49.4%
Impact on fair value from 10% adverse change	$ (31)
Impact on fair value from 20% adverse change	$ (59)

These sensitivities are hypothetical and do not reflect economic hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the beneficial interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

Secured Borrowings

Included in other assets and other liabilities as of December 31, 2009 were $73 million related to securitization transactions that did not qualify for sale accounting treatment and were similarly encumbered. The VIEs to which these assets were transferred were consolidated.

Variable Interest Entities

As a normal part of its business, the Company engages in various transactions that include entities which are considered VIEs and are broadly grouped into two primary categories: CDOs and financial intermediation. VIEs are SPEs that typically either lack sufficient equity to finance their activities without additional subordinated financial support or are structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. Such entities are required to be assessed for consolidation, requiring the primary beneficiary to consolidate the VIE. The primary beneficiary is the party that will absorb the majority of expected losses, receive the majority of the expected residual returns, or both. The Company consolidates all VIEs for which it is the primary beneficiary. VIEs may be sponsored by the Company, unrelated third parties or clients. At each balance sheet date, VIEs are reviewed for events that may trigger reassessment of the entities' classification and/or consolidation. These events include:

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2009

6. Transfers of Financial Assets (Continued)

- a change in the VIEs governing documents, or contractual arrangements among the parties involved, in a manner that changes the characteristics of the Company's investment or involvement;
- the Company's acquisition of additional variable interests, whether newly issued or from other parties; or
- the Company's sale or disposal of variable interests to unrelated parties, or the issuance by the VIE of new variable interests to other unrelated parties.

Application of the accounting requirements for consolidation of VIEs may require the exercise of significant management judgment. In the event consolidation of a VIE is required, the exposure to the Company is limited to that portion of the VIE's assets attributable to any beneficial interest held by the Company prior to any risk management activities to economically hedge the Company's net exposure.

Transactions with VIEs are generally executed to facilitate securitization activities or to meet specific client needs, such as providing liquidity or investing opportunities, and, as part of these activities, the Company may hold interests in the VIEs. Securitization-related transactions with VIEs involve selling or purchasing assets. Typically, the variable interest entity's assets are restricted in nature in that they are held primarily to satisfy the obligations of the entity.

As a consequence of these activities, the Company holds variable interests in VIEs. Such variable interests consist of financial instruments issued by VIEs and which are held by the Company. In general, investors in consolidated VIEs do not have recourse to the Company in the event of a default, except where a guarantee was provided to the investors.

The total assets of consolidated and non-consolidated VIEs for which the Company has involvement represent the total assets of the VIEs even though the Company's involvement may be significantly less due to interests held by third-party investors. The Company's maximum exposure to loss is different from the carrying value of the assets of the VIE. This maximum loss exposure consists of the carrying value of the Company interests held as trading assets and the notional amount of guarantees to VIEs, rather than the amount of total assets of the VIEs. The maximum exposure to loss does not reflect the Company's risk management activities, including effects from financial instruments that the Company may utilize to economically hedge the risks inherent in these VIEs. The economic risks associated with VIE exposures held by the Company, together with all relevant risk mitigation initiatives, are included in the Company's risk management framework.

The asset balances for unconsolidated VIEs where the Company has involvement represent the most current information available to the Company regarding the remaining principal balance of cash assets owned. In most cases, the asset balances represent an amortized cost basis without regard to impairments in fair value, unless fair value information is readily available.

Collateralized Debt Obligations

As part of its structured finance business, the Company has variable interests in several CDOs. VIEs issue CDOs to fund the purchase of assets such as investment-grade and high-yield corporate debt instruments. The Company engages in CDO transactions to meet client and investor needs, earn fees and sell financial assets.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2009

6. Transfers of Financial Assets (Continued)

In connection with its CDO activities, the Company may act as underwriter. CDOs provide credit risk exposure to a portfolio of ABS (cash CDOs). The CDO entities may have actively managed (open) portfolios or static or unmanaged (closed) portfolios.

The beneficial interests issued by these VIEs are payable solely from the cash flows of the related collateral and third-party creditors of these VIEs do not have recourse to the Company in the event of default.

The Company also retains certain debt and equity interests in open CDO VIEs that are not consolidated because the Company is not the primary beneficiary. The Company's exposure in these CDO transactions typically consists of the interests retained in connection with its underwriting or market-making activities. The Company's maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risks of the VIEs. The economic risks associated with CDO VIE exposures held by the Company, together with all relevant risk mitigation initiatives, are included in the Company's risk management framework.

Financial Intermediation

The Company has involvement with VIEs in its role as a financial intermediary on behalf of clients. The Company has consolidated all VIEs related to financial intermediation for which it is the primary beneficiary. The Company considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Company's risk mitigation efforts, including hedging strategies, collateral arrangements and the risk of loss that is retained by investors. The Company's economic risks associated with consolidated and non-consolidated VIE exposures arising from financial intermediation, together with all relevant risk mitigation initiatives, are included in the Company's risk management framework.

The Company acts as underwriter and market maker to VIEs related to certain securitization transactions. The Company believes its maximum loss exposure is generally equal to the carrying value of the beneficial interest held. The Company's maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risks of the VIEs.

The Company may have relationships with such VIEs as a result of other business activities. The maximum exposure to loss consists of the fair value of instruments which are held by the Company. The Company's maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risk of the VIEs.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2009

6. Transfers of Financial Assets (Continued)

Consolidated and non-consolidated VIEs

Where the Company is considered the primary beneficiary, the table below provides the carrying amount of the assets and liabilities of the consolidated VIEs.

Carrying amount of consolidated VIE assets and liabilities where the Company is considered the primary beneficiary.

December 31, 2009 Total assets of consolidated VIE by asset type	Carrying Value (In millions)
Cash and cash equivalents	$ 3
Financial instruments owned	1,275
Other assets	72
Total assets	$ 1,350
Liabilities	
Financial instruments sold not yet purchased	$ 175
Subordinated and other long-term borrowings	1,108
Other liabilities	67
Total liabilities	$ 1,350

December 31, 2009 Total assets of consolidated VIEs by type of VIE	Carrying Value (In millions)
CDO	$ 354
Financial intermediation	996
Total assets of consolidated VIEs	$ 1,350

Carrying amount of non-consolidated VIE assets and liabilities where the Company is not considered the primary beneficiary.

For VIEs where the Company holds a variable interest or is the sponsor of a VIE, but is not consolidating the VIE, the table below provides carrying values of the VIE's assets and liabilities as recorded in the Company's consolidated statement of financial condition.

	December 31, 2009	
Carrying value of variable interest included in:	CDOs	Financial intermediation
	(In millions)	
Assets		
Financial instruments owned	$ 67	$ 305
Total assets	$ 67	$ 305
Liabilities		
Other liabilities	$ —	$ —
Total liabilities	$ —	$ —

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2009

6. Transfers of Financial Assets (Continued)

As of December 31, 2009, the total assets of non-consolidated CDO VIEs and non-consolidated financial intermediation VIEs, excluding QSPE's were $9.4 billion and $17.3 billion, respectively. As of December 31, 2009, the Company's maximum exposure to loss from non-consolidated CDOs was $67 million and the maximum exposure to loss from non-consolidated financial intermediation VIEs was $305 million.

7. Derivatives Contracts

Derivatives are generally either privately negotiated OTC contracts or standard contracts transacted through regulated exchanges. The Company uses derivatives contracts for trading and economic hedging purposes and to provide products for clients. Economic hedges arise when the Company enters into derivative contracts for its own risk management purposes, but the contracts entered into do not qualify for hedge accounting treatment. These derivatives include options, forwards, futures and swaps. Derivative contracts are carried at fair value.

Options

The Company writes option contracts specifically designed to meet customer needs, for trading purposes or for economic hedging purposes. The options do not expose the Company to credit risk because the Company, not its counterparty, is obligated to perform. At the beginning of the contract period, the Company receives a cash premium. During the contract period, the Company bears the risk of unfavorable changes in the value of the financial instruments underlying the options. To manage this market risk, the Company purchases or sells cash or derivative financial instruments on a proprietary basis. Such purchases and sales may include debt and equity securities, forward and futures contracts, swaps and options.

The Company also purchases options to meet customer needs, for trading purposes or for economic hedging purposes. With purchased options, the Company gets the right, for a fee, to buy or sell the underlying instrument at a fixed price on or before a specified date. The underlying instruments for these options include fixed income securities, equities and interest rate instruments or indices. The counterparties to OTC option contracts are reviewed to determine whether they are creditworthy.

Forwards and Futures

In the normal course of business, the Company's customer and trading activities include executing, settling and financing various securities and financial instrument transactions. To execute these transactions, the Company purchases and sells (including "short sales") securities, and purchases and sells forward contracts primarily related to U.S. Government and agencies, corporate debt and mortgage-backed securities. In addition, the Company enters into futures contracts on equity-based indices and other financial instruments, as well as options on futures contracts.

Because forward contracts are subject to the credit worthiness of the counterparty, the Company is exposed to credit risk. To mitigate this credit risk, the Company limits transactions with specific counterparties, reviews credit limits, requires certain customers and counterparties to maintain margin collateral and adheres to internally established credit extension policies.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2009

7. Derivatives Contracts (Continued)

For futures contracts and options on futures contracts, the change in the market value is settled with a clearing broker or exchange in cash each day. As a result, the credit risk with the clearing broker is limited to the net positive change in the market value for a single day, which is recorded in receivables from brokers, dealers and others in the consolidated statement of financial condition.

Swaps

The Company's swap agreements consist primarily of credit default swaps. Credit default swaps are contractual agreements in which one counterparty pays a periodic fee in return for a contingent payment by the other counterparty following a credit event of a reference entity. A credit event is commonly defined as bankruptcy, insolvency, receivership, material adverse restructuring of debt, or failure to meet payment obligations when due. Swaps are reported at fair value.

Fair value of derivative instruments

The table below represents gross derivative fair values, segregated by type of contract. Notionals have also been provided as an indication of the volume of derivative activity within the Company.

As of December 31, 2009	Notional amount	Fair value assets	Fair value liabilities
		(In millions)	
Forwards	$ 606,318	$ 2,629	$ 2,508
Options bought and sold (OTC)	4,634	8	23
Futures	138,507	—	—
Options bought and sold (exchange traded)	69,695	7	6
Interest rate products	819,154	2,644	2,537
Forwards	2,099	9	6
Futures	22	—	—
Foreign exchange products	2,121	9	6
Futures	32	—	—
Precious metal products	32	—	—
Forwards	1,079	7	7
Options bought and sold (OTC)	307	3	3
Futures	38,903	—	—
Options bought and sold (exchange traded)	16,473	394	364
Equity/index-related products	56,762	404	374
Credit products	245	—	176
Futures	198	—	—
Other products	198	—	—
Total gross derivatives contracts	878,512	3,057	3,093
Impact of counterparty netting[1]	—	—	—
Impact of cash collateral netting[1]	—	—	(4)
Total derivatives contracts	$ 878,512	$ 3,057	$ 3,089

---

[1] Derivative contracts are reported on a net basis in the consolidated statement of financial condition. The impact of netting represents an adjustment related to cash collateral netting.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2009

7. Derivatives Contracts (Continued)

These financial instruments are included as derivatives contracts in financial instruments owned/sold not yet purchased, respectively, in the consolidated statement of financial condition. Financial instruments related to futures contracts are included in receivables from brokers, dealers and others and payables to brokers, dealers and others, respectively, in the consolidated statement of financial condition.

Credit Derivatives

Included in the table Fair value of derivative instruments above are credit derivatives which are contractual agreements in which the buyer generally pays a periodic fee in exchange for a contingent payment following a credit event on the underlying referenced entity or asset. Credit derivatives are generally privately negotiated OTC contracts. Most credit derivatives are structured so that they specify the occurrence of an identifiable credit event, which can include bankruptcy, insolvency, receivership, material adverse restructuring of debt, or failure to meet payment obligations when due.

The Company enters into credit derivative contracts in the normal course of business by buying and selling protection. This includes providing structured credit products for the Company's clients to enable them to economically hedge their credit risk. In addition, the Company purchases protection to economically hedge various forms of credit exposure. These referenced instruments can form a single item or be combined on a portfolio or multiname basis. As of December 31, 2009, the Company did not have any credit derivatives where the Company was selling protection. As of December 31, 2009, 100% of the notional amount of credit protection purchased by the Company was from affiliates.

8. Goodwill and Identifiable Intangible Assets

As of December 31, 2009, the Company had $519 million of goodwill in the consolidated statement of financial condition. Goodwill is the cost of an acquired company in excess of the fair value of net assets at the acquisition date. There was no change, including impairment, in goodwill during the year ended December 31, 2009.

As of December 31, 2009, the Company had intangible assets of $6 million which are included in other assets and deferred amounts in the consolidated statement of financial condition. The following table sets forth the gross carrying amount, accumulated amortization, and net carrying amount of intangible assets as of December 31, 2009:

	Weighted average amortization period	Gross carrying amount	Accumulated amortization	Net carrying amount
	(In years)		(In millions)	
Client relationships	20	$ 11	$ (6)	$ 5
Total definite-lived intangible assets		11	(6)	5
Total indefinite-lived intangible assets	—	$ 1	$ —	$ 1
Total intangible assets	—			6

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2009

9. Subordinated and Other Long-Term Borrowings

As of December 31, 2009, the Company's outstanding subordinated borrowings were as follows:

Subordinated Debt Agreement:	(In millions)
Due March 31, 2016	$ 6,000
Due May 31, 2016	700
Equity Subordinated Agreement:	
Due April 30, 2011	1,500
Total subordinated borrowings	8,200
Other long-term borrowings 0.4% - 10.0%, due various dates through 2052[1]	1,108
Total long-term borrowings	$ 9,308

(1) Other long-term borrowings represent the long-term borrowings in those CDOs consolidated under US GAAP.

The Company has two subordinated debt agreements with the Parent Company totaling $6.7 billion, one agreement for $700 million maturing on May 31, 2016 and one agreement for $6.0 billion maturing on March 31, 2016. The Company has a $1.5 billion equity subordinated agreement with the Parent Company that matures on April 30, 2011. The above subordinated agreements are at floating interest rates and are equivalent to those obtained by the Parent Company for its long-term borrowings. The weighted average effective interest rate for these subordinated borrowings as of December 31, 2009 was 1.2%.

The subordinated borrowings under these subordinated agreements qualify as regulatory capital and the agreements include all statutory restrictions specified by the Uniform Net Capital Rule 15c3-1, under the Securities Exchange Act of 1934 ("the Exchange Act"), including restrictive covenants relating to additional subordinated borrowings and to minimum levels of net capital, as defined, and consolidated member's equity.

As part of the normal capital management process, the Company concluded that there was sufficient excess regulatory capital and repaid a total of $3.5 billion to the Parent Company. The $3.5 billion payment consisted of a $1.5 billion equity dividend and a $2.0 billion payment of an outstanding subordinated debt agreement with the Parent Company.

10. Leases and Commitments

The following table sets forth the Company's minimum operating lease commitments as of December 31, 2009:

Twelve months ending December 31,	(In millions)
2010	$ 52
2011	53
2012	55
2013	52
2014	46
Thereafter	111
Total[1]	$ 369

(1) Excludes sublease revenue of $5 million and executory costs such as insurance, maintenance and taxes of $144 million.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2009

10. Leases and Commitments (Continued)

The following table sets forth the Company's commitments, including the current portion as of December 31, 2009:

	Less than 1 year	1-3 years	4-5 years	Over 5 years	Total commitments	Collateral received
			(In millions)			
Standby resale agreements[1]	$ 236	$ —	$ —	$ —	$ 236	$ 236
Forward agreements[2]	3,325	—	—	—	3,325	3,325
Total commitments	$ 3,561	$ —	$ —	$ —	$ 3,561	$ 3,561

**Commitment Expiration Per Period**

(1)   In the ordinary course of business, the Company maintains certain standby resale agreement facilities that commit the Company to enter into securities purchased under agreements to resell with customers at current market rates.

(2)   Represents commitments to enter into securities purchased under agreements to resell and agreements to borrow securities.

The Company used $177 million in standby letters of credit as of December 31, 2009, in order to satisfy counterparty collateral requirements.

The Company had no capital lease obligations as of December 31, 2009. For information about certain of the Company's additional commitments, see Note 11.

11. Guarantees

In the ordinary course of business, the Company enters into guarantee contracts as guarantor. US GAAP requires disclosure by a guarantor of its maximum potential payment obligations under certain of its guarantees to the extent that it is possible to estimate them. In addition, a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligations undertaken in issuing such guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that certain events or conditions occur. With certain exceptions, these liability recognition requirements apply to any guarantees entered into or modified after December 31, 2002.

The guarantees may require the Company to make payments to the guaranteed party based on changes related to an asset, a liability or an equity security of the guaranteed party. The Company may also be contingently required to make payments to the guaranteed party based on another entity's failure to perform under an agreement, or the Company may have an indirect guarantee of the indebtedness of others, even though the payment to the guaranteed party may not be based on changes related to an asset, liability or equity security of the guaranteed party.

In addition, US GAAP covers certain indemnification agreements that contingently require the Company to make payments to the indemnified party based on changes related to an asset, liability or equity security of the indemnified party, such as an adverse judgment in a lawsuit or the imposition of additional taxes due to either a change in the tax law or an adverse interpretation of the tax law.

The following table sets forth the maximum quantifiable contingent liabilities and carrying amounts associated with guarantees as of December 31, 2009 by maturity:

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2009

11. Guarantees (Continued)

	Less than 1 year	1-3 years	4-5 years	Over 5 years	Total guarantees	Carrying amounts	Collateral received
				Amount of Guarantee Expiration Per Period			
				(In millions)			
Credit guarantees................	$ 40	$ —	$ —	$ —	$ 40	$ 17	$ —
Performance guarantees....	6	1	—	—	7	1	—
Derivatives(1)	1,651	78	100	18	1,847	12	—
Total guarantees	$ 1,697	$ 79	$ 100	$ 18	$ 1,894	$ 30	$ —

(1)   Collateral for derivatives accounted for as guarantees is not considered significant.

Credit Guarantees

In the ordinary course of business the Company enters into contracts that would require it, as the guarantor, to make payments to the guaranteed party if a third party fails to pay under a credit obligation. These credit guarantees are described below.

The Company offered to repurchase at par, auction rate securities held by eligible individual investors, charities and certain businesses. The Company estimates that it will buy back auction rate securities with a par value of $40 million.

Performance Guarantees

In the ordinary course of business, the Company enters into contracts that would require it, as the guarantor, to make payments to the guaranteed party based on a third party's failure to perform under an agreement. As part of the Company's residential mortgage and asset-backed securitization activities, the Company at times guarantees the collection by the servicer and remittance to the securitization trust of prepayment penalties.

Derivatives

As of December 31, 2009, the Company had $1.8 billion of derivatives that were issued in the ordinary course of business that are considered guarantees, generally in the form of written put options. Derivative contracts that may be cash settled, and which the Company has no basis for concluding that it is probable that the counterparties held the underlying instruments at the inception of the contracts, are not considered guarantees. For derivative contracts executed with counterparties that generally act as financial intermediaries, such as investment banks, hedge funds and security dealers, the Company has concluded that there is no basis to assume that these counterparties hold the underlying instruments related to the derivative contracts and, therefore, does not report such contracts as guarantees.

The Company manages its exposure to these derivatives by engaging in various economic hedging strategies to reduce its exposure. For some contracts the maximum payout is not determinable as interest rates could theoretically rise without limit. For these contracts, notional amounts are disclosed in the table above in order to provide an indication of the underlying exposure. In addition, the Company carries all derivatives at fair value in the consolidated statement of financial condition and has considered the performance triggers and

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2009

11. Guarantees (Continued)

probabilities of payment when determining those fair values. It is more likely than not that written put options that are in-the-money to the counterparty will be exercised, for which the Company's exposure is limited to the fair value reflected in the table.

Other Guarantees

The Company has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees are not reflected in the table above and are discussed below.

Exchange and Clearinghouse Memberships

The Company is a member of numerous securities exchanges and clearinghouses, and may, as a result of its membership arrangements, be required to perform if another member defaults. The Company has determined that it is not possible to estimate the maximum amount of these obligations and believes that any potential requirement to make payments under these arrangements is remote.

12. Concentrations of Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign corporations, governments and institutional and individual investors. A substantial portion of the Company's transactions are executed with and on behalf of institutional investors, including other brokers and dealers, commercial banks, U.S. agencies, mutual funds, hedge funds and other financial institutions. These transactions are generally collateralized. Credit risk is the potential for loss resulting from the default by a counterparty of its obligations. Exposure to credit risk is generated by securities and currency settlements, contracting derivatives and forward transactions with customers and dealers, and the holding of bonds in inventory. The Company uses various means to manage its credit risk. The creditworthiness of all counterparties is analyzed at the outset of a credit relationship with the Company. These counterparties are subsequently reviewed on a periodic basis. The Company sets a maximum exposure limit for each counterparty, as well as for groups of counterparties. Furthermore, the Company enters into master netting agreements when feasible and demands collateral from certain counterparties or for certain types of credit transactions. As of December 31, 2009, the Company did not have any significant concentrations of credit risk.

The Company's customer securities activities are transacted either in cash or on a margin basis, in which the Company extends credit to the customer. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral to comply with various regulatory and internal guidelines. The Company monitors required margin levels each day and requires customers to deposit additional collateral, or reduce positions, when necessary.

13. Net Capital Requirements

The Company is a registered broker-dealer and registered futures commission merchant and, accordingly, is subject to the minimum net capital requirements of the Securities and Exchange Commission ("SEC"), the Commodities Futures Trading Commission ("CFTC") and the Financial Industry Regulatory Authority ("FINRA"). Under the alternative method permitted by SEC Rule 15c-3-1, the required net capital

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2009

13. Net Capital Requirements (Continued)

may not be less than 2% of aggregate debit balances arising from customer transactions. Under CFTC Regulation 1.17, the required minimum net capital requirement is 8% of the total risk margin requirement (as defined) for all positions carried in customer accounts plus 4% of the total risk margin requirement (as defined) for all positions carried in non-customer accounts. FINRA may require a member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items. As of December 31, 2009, the Company's net capital of approximately $8.7 billion was 27.9% of aggregate debit balances and in excess of the SEC's minimum requirement by approximately $7.9 billion.

14. Cash and Securities Segregated Under Federal and Other Regulations

As a registered broker-dealer, the Company is subject to the customer protection requirements of SEC Rule 15c3-3. The Company segregated U.S. Treasury securities with a market value of $2.9 billion as of December 31, 2009 in a special reserve bank account exclusively for the benefit of customers as required by rule 15c3-3.

The Company is also required to perform a computation of reserve requirements for Proprietary Accounts of Introducing Brokers ("PAIB") pursuant to SEC Rule 15c3-3. As of December 31, 2009 the Company segregated U.S. Treasury securities with a market value of $3.7 billion in a special reserve bank account to meet the PAIB requirement.

As a futures commission merchant, the Company is required to perform computations of the requirements of Section 4(d)2 and Regulation 30.7 under the Commodity Exchange Act. As of December 31, 2009 cash and securities aggregating $6.2 billion were segregated in separate accounts exclusively for the benefit of customers.

15. Employee Benefit Plans

The Company provides retirement and post-retirement benefits to its U.S. and certain non-U.S. employees through participation in a defined benefit pension plan, a defined contribution savings and retirement plan and other plans.

Pension Plans

The Company participates in a non-contributory defined benefit pension plan (the "Qualified Plan") available to individuals employed before January 1, 2000. Effective January 1, 2004, compensation and credited service for benefit purposes were frozen for certain participants. Employees who no longer accrue benefits in the Qualified Plan participate in a savings and retirement plan similar to employees hired on or after January 1, 2000.

CSG applies sponsor accounting for accounting and reporting for defined benefit pension plans. The Company and other CSG entities participate in and contribute to the same plan and the assets held by the plan are not restricted or segregated and can be used to provide benefits to employees of any of the participating CSG entities. The Company has been designated to be the sponsor of the plan and records all liabilities.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2009

15. Employee Benefit Plans (Continued)

Contributions to the Qualified Plan are made as required by the Internal Revenue Code and applicable law but not in excess of the amounts deductible by the Company for income tax purposes.

The Company also sponsors a savings and retirement plan, which is a defined contribution plan, with both a savings and a retirement component. All employees are eligible to participate in the savings component whereby the Company matches a portion of the employee's contributions in accordance with the Company's guidelines. In addition, individuals employed before January 1, 2000 who do not accrue benefits under the Qualified Plan and employees hired on or after January 1, 2000 participate in the retirement component and receive a retirement contribution.

The Company also provides a non-contributory, non-qualified, unfunded plan (the "Supplemental Plan"), which provides benefits to certain senior employees and Qualified Plan participants whose benefits may be limited by tax regulations. Benefits under these pension plans are based on years of service and employee compensation.

Other Post-retirement Plans

The Company provides certain subsidized unfunded health-care benefits for eligible retired employees (the "Other Plans"). Employees hired prior to July 1, 1988 become eligible for these benefits if they meet minimum age and service requirements. The plan sponsor has the right to modify or terminate these benefits. As of December 31, 2009, the aggregate accumulated postretirement benefit obligation was $137 million.

Amounts Recognized in the Consolidated Statement of Financial Condition

Amounts recognized in the consolidated statement of financial condition as of December 31, 2009 were as follows:

	Qualified		Supplemental and Other	
	(In millions)			
Accrued benefit liability	$	(158)	$	(174)
Accumulated other comprehensive loss		291		42
Net amount recognized	$	133	$	(132)

The following table presents the pre-tax amounts recognized in accumulated other comprehensive loss as of December 31, 2009:

	Qualified		Supplemental and Other	
	(In millions)			
Prior service costs (credits)	$	1	$	(7)
Losses		290		49
	$	291	$	42

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2009

15. Employee Benefit Plans (Continued)

Benefit Obligation and Plan Assets

The following table reconciles the changes in the projected benefit obligation and the fair value of the plan assets and summarizes the funded status for the Qualified Plan, the Supplemental Plan and the Other Plans. Amounts shown are as of the measurement date, which is December 31, 2009:

	Qualified	Supplemental and Other
Change in Benefit Obligation	(In millions)	
Projected benefit obligation as of beginning of period	$ 781	$ 166
Service cost	12	2
Interest cost	50	10
Settlements	(2)	(3)
Actuarial loss	22	4
Benefits paid	(31)	(8)
Plan merger[1]	30	3
Projected benefit obligation as of the end of period	$ 862	$ 174
Change in Plan Assets		
Fair value of assets as of the beginning of period	$ 626	$ —
Actual return on plan assets	91	—
Settlements	(2)	—
Employer contributions	—	8
Benefits paid	(31)	(8)
Plan merger[1]	20	—
Fair value of assets as of the end of period	$ 704	$ —

(1) On December 29, 2008, the Americas Employee Benefits Committee of Credit Suisse passed a resolution to legally merge the Swiss American Securities, Inc. Pension Plan into the Plan. On January 1, 2009, the Plan was amended to include employees of SASI, an affiliate of the Company.

Estimated Future Benefit Payments

The estimated future benefit payments expected to be made by the Qualified Plan, Supplemental Plan and Other Plans are as follows:

	Qualified	Supplemental and Other
	(In millions)	
2010	$ 49	$ 12
2011	50	12
2012	51	12
2013	52	13
2014	54	13
Years 2015-2019	278	64

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2009

15. Employee Benefit Plans (Continued)

Assumptions Used in Determining Costs and Obligations

The following table presents on a weighted average basis the assumptions used in determining the net periodic benefit costs for the Qualified Plan, the Supplemental Plan and the Other Plans for the year ended December 31, 2009:

	For the Year Ended December 31, 2009
Qualified Plan	
Discount rate	6.40%
Rate of compensation increase	4.25%
Expected rate of return[1]	7.30%
Supplemental Plan and Other Plans	
Discount rate	6.40%
Rate of compensation increase	4.25%
Expected rate of return	N/A

(1) The expected long-term rate of return on plan assets assumption is based on historical real rates of return of the various asset classes, weighted based on the target asset allocation percentages for each major category of plan assets. The anticipated inflation rate is added to these historical real rates of return to arrive at the expected long-term rate of return on plan assets assumption.

The assumptions used in determining the projected benefit obligation for the Qualified Plan and Supplemental Plan and the projected health-care postretirement benefit obligation for the Other Plans as of December 31, 2009 were:

	2009
Projected benefit obligation	
Discount rate	6.10%
Rate of compensation increase	4.25%
Projected health-care postretirement benefit obligation	
Discount rate	6.10%
Rate of compensation increase	N/A

The assumptions used to determine the benefit obligation as of the measurement date are also used to calculate the net periodic pension cost for the 12-month period following this date. The discount rate is one of the factors used to determine the present value as of the measurement date of the future cash outflows currently expected to be required to satisfy the benefit obligations when due. The assumption pertaining to salary increases is used to calculate the projected benefit obligation ("PBO"), which is measured using an assumption as to future compensation levels.

The expected long-term rate of return on plan assets, which is used to calculate the expected return on assets as a component of the net periodic pension cost, shall reflect the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the PBO. In estimating that rate, appropriate consideration should be given to the returns being earned by the plan assets in the fund and the rates of return expected to be available for reinvestment.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2009

15. Employee Benefit Plans (Continued)

The expected long-term rate of return on plan assets is based on total return forecasts, and volatility and correlation estimates. Where possible similar, if not related, approaches are followed to forecast returns for the various asset classes. For most asset classes clearly specified multi-linear regression models to forecast returns are used, while reliance is put on traditional models in the cases of equities such as dividend discount models and fair value models.

To estimate the expected long-term rate of return on equities a two-stage divided discount model is applied, which considers analyst consensus earnings to compute a market-implied equity risk premium. Dividends are estimated using market consensus earnings and the historical payout ratio. A subsequent scenario analysis is used to stress test the level of the return.

The expected long-term rate of return on fixed income reflects both accruing interest and price returns. The likely long-term relation existing between the total return and certain exogenous variables pre-defined by economic theory are explicitly used, which allows to directly link the fixed income total return forecasts to the macro-forecasts.

The expected long-term rate of return on private equity and hedge funds are estimated by using private equity and hedge fund benchmarks and indices. In both alternative investment classes, a set of factors tends to drive or explain returns. To capture these, multiple linear regression models with lagged returns are utilized. This methodology also lends itself to the fact that these alternative investments tend to be positively correlated with current and lagged stock returns.

The estimate regarding the long-term rate of return on real estate is based on error correction models. The underlying economic models respect both the rental and the capital market side of the direct real estate market. This allows for a replicable and robust forecasting methodology for expected returns on real estate equity, fund and direct market indices.

In determining the accumulated postretirement health-care benefit obligation and the net periodic postretirement costs for 2009, the Company assumed the following:

	Pre-65 Retirees	Post-65 Retirees	Medicare Part D
Obligation - Assumed Health-Care Trend Rates at December 31, 2009			
Initial health-care trend rate	9.0%	9.8%	11.5%
Ultimate health-care trend rate	5.0%	5.0%	5.0%
Ultimate trend expected to be achieved	2013	2013	2013
Cost - Assumed Health-Care Trend Rates for the year ended December 31, 2009			
Initial health care trend rate	10.0%	8.5%	7.0%
Ultimate health care trend rate	5.0%	5.0%	5.0%
Ultimate trend expected to be achieved	2013	2013	2013

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2009

15. Employee Benefit Plans (Continued)

Assumed health-care cost trend rates have a significant effect on the amounts reported for the health-care benefits. A 1% change in assumed health-care cost trend rates would have the following effects:

	1% increase	1% decrease
	(In millions)	
Effect on benefit obligation at end of year	$ 18	$ (15)
Effect on total of service and interest costs for year	$ 1	$ (1)

Investments

The investment policies and strategies of the Qualified Plan are determined by a committee made up of the Company's senior management. The policy is based on long-term goals and is therefore not frequently revised. The investment goal is to create an asset mix that is adequate for future benefit obligations by creating a diversified investment portfolio, while managing various risk factors and maximizing the Qualified Plan's investment returns through use of related party and external fund managers and clearly defined strategies. Senior management regularly monitors actual allocation compared to the policy. The current asset allocation goal is to achieve an asset mix of approximately 30% in equities; 55% in fixed income securities; 14% in alternate investments (primarily hedge funds); and 1% in cash.

The following table presents the percentage of the fair value of the Qualified Plan assets as of December 31, 2009 by type of asset:

	Qualified Plan
	2009
Asset Allocation:	
Equity securities	25%
Fixed income securities	61
Real estate	2
Cash	4
Alternative investments	8
Total	100%

Fair Value of Qualified Plan Assets

The fair value of the majority of the Qualified Plan's investments are based on quoted prices in active markets or observable inputs. These instruments include fixed income securities, cash and cash equivalents and equities.

In addition, the Qualified Plan holds financial instruments for which no prices are available, and which have little or no observable inputs. For these instruments the determination of fair value requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is generally determined based on assumptions that market participants would use in pricing the investments (including assumptions about risk). These instruments include investments in fixed income securities, real estate, private equity and alternative investments.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2009

15. Employee Benefit Plans (Continued)

Deterioration of the financial markets could significantly impact the fair value of these financial instruments and the Qualified Plan's net assets and changes in net assets.

In December 2008, the FASB amended and expanded the disclosure requirements for the Company's reporting of the Qualified Plan assets measured at fair value on a recurring basis for level 3 as of and for the year ended December 31, 2009, but did not require retrospective application.

Qualified Plan Assets Measured at Fair Value

December 31, 2009	Quoted prices in active markets for identical assets or liabilities (level 1)	Significant other observable inputs (level 2)	Significant unobservable inputs (level 3)	Total at fair value
Assets	(In millions)			
Alternative investments	$ —	$ —	$ 44	$ 44
Cash and cash equivalents	21	8	—	29
Equity	—	176	—	176
Fixed income securities	—	259	171	430
Private equity	—	—	12	12
Real estate	—	—	13	13
Total Qualified Plan assets at fair value	$ 21	$ 443	$ 240	$ 704

Qualitative Disclosures of Valuation Techniques

Equities include shares of separately managed funds. The equity securities are generally based on inputs other than level 1 quoted prices that are observable directly or indirectly.

Fixed income securities primarily include investments in separately managed funds and are generally based on inputs other than level 1 quoted prices that are observable directly or indirectly. For fixed income securities for which market prices are not available, valuations are based on yields reflecting the perceived risk of the issuer and the maturity of the security, recent disposals in the market or other modeling techniques, which may involve judgment.

Alternative investments that are not directly quoted on a public stock exchange and/or for which a fair value is not readily determinable, are measured at fair value using net asset value.

Private equity includes direct investments and investments in partnerships that make private equity and related investments in various portfolio companies and funds, and also fund of funds partnerships. Private equity securities are valued taking into account a number of factors such as the most recent round of financing involving unrelated new investors, earnings multiple analyses using comparable companies or discounted cash flow analyses. Private equity securities for which a fair value is not readily determinable is measured at fair value using net asset value.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Continued)
December 31, 2009

16. Deferred Taxes

The Company is included in the consolidated federal income tax return and certain state and local income tax returns filed by CS Holdings and CS USA. CS Holdings allocates federal income taxes to its subsidiaries on a separate return basis, and any state and local income taxes on a pro rata basis, pursuant to a tax sharing arrangement.

The Company is currently subject to ongoing tax audits and inquiries with the tax authorities in a number of jurisdictions. Although the timing of the completion of these audits is uncertain, it is reasonably possible that some of these audits and inquiries will be resolved within 12 months of December 31, 2009. The Company remains open to examination from either federal, New York State and New York City jurisdictions for the years 1999 and forward. The Company does not have any proposed settlements outstanding with any taxing jurisdictions and thus does not anticipate any material changes to its consolidated statement of financial condition due to settlements.

Deferred tax assets and deferred tax liabilities are generated by the following temporary differences:

Deferred tax assets:	(In millions)
Financial instruments	$ 56
Other liabilities and accrued expenses	476
Compensation and benefits	1,557
Total deferred tax assets	2,089
Deferred tax liabilities:	
Financial instruments	51
Investments	26
Other liabilities and accrued expenses	369
Total deferred tax liabilities	446
Net deferred tax asset	$ 1,643

The net deferred tax asset as of December 31, 2009 was $1.6 billion. As of December 31, 2009, the state and local deferred tax asset was $311 million which represents the net deferred tax asset in the consolidated statement of financial condition. The federal deferred tax asset of $1.3 billion is settled through the intercompany accounts at the balance sheet date and was included in other liabilities in the consolidated statement of financial condition.

No valuation allowance is recorded for the federal deferred tax asset of $1.3 billion as the amounts were settled through the intercompany accounts. Based on anticipated future taxable income and tax planning strategies that would, if necessary, be implemented, the Company has not recorded a valuation allowance for its net state and local deferred tax assets of $311 million as management believes that the state and local deferred tax assets as of December 31, 2009 are more likely than not to be realized. However, if estimates of future taxable income are reduced, the amount of the state and local deferred tax asset considered realizable could also be reduced.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Consolidated Statement of Financial Condition (Concluded)
December 31, 2009

17. Legal Proceedings

The Company is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Some of these actions have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts. The Company believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on its financial condition. In respect of each of the matters described below, each of which consists of a number of claims, it is the Company's belief that the reasonably possible losses relating to such claims in excess of its provisions are either not material or not estimable.

The Company periodically accrues for legal costs (including fees and expenses of external lawyers and other service providers) in connection with certain judicial, regulatory and arbitration proceedings when such costs are probable and reasonably estimable.

It is inherently difficult to predict the outcome of many of these matters. In presenting the consolidated statement of financial condition, management makes estimates regarding the outcome of these matters, records a reserve when losses with respect to such matters are probable and can be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel, the Company's defenses and its experience in similar cases or proceedings, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings.

The Company is responding to a number of customer demands and defending against litigation and FINRA arbitrations relating to the sale of certain auction rate securities. In February 2008, ST Microelectronics ("ST") brought a FINRA arbitration against the Company concerning the purchase and sale of $415 million notional amount of auction rate securities. The brokers of record for ST, who are no longer employed by the Company, have since been criminally convicted. In February 2009, the FINRA arbitration panel awarded ST $406 million in damages in exchange for the Company taking possession of the auction rate securities. ST subsequently filed an action in the District Court for the Northern District of New York to confirm this award in March 2009, the Company moved to vacate that award and that motion remains pending. Separately, in 2008, ST filed an action in the US District Court for the Eastern District of New York against the Company alleging violations of the federal securities laws and various common law causes of action relating to this auction rates securities portfolio. The Company has moved to dismiss that action and that motion is pending.

Further charges or releases of litigation reserves may be necessary in the future as developments in such litigation, claims or proceedings warrant.

18. Subsequent Events

The Company has evaluated the potential for subsequent events through the date of issuance of the consolidated statement of financial condition on February 26, 2010.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Required by CFTC Regulation 1.16 and SEC Rule 17a-5(g)(1)

Member of
Credit Suisse Securities (USA) LLC and Subsidiaries

In planning and performing our audit of the consolidated financial statements of Credit Suisse Securities (USA) LLC and Subsidiaries (the Company), a wholly owned subsidiary of Credit Suisse (USA), Inc., as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1 Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2 Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3 Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4 Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1 The periodic computations of minimum financial requirements pursuant to Regulation 1.17
2 The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations
3 The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are



executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or.combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2009, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, the CFTC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2010